Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

June 7, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-16707

Dear Mr. Rosenberg:

As discussed during my telephone conversation with Tabatha Akins on May 14, 2013, regarding our April 23, 2013 response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) included in the Commission’s April 9, 2013 letter, we have prepared an updated response to the comment below regarding our disclosure of the Impact of a Low Interest Rate Environment included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. For your convenience, we have included the staff’s comment along with our updated response. I am also confirming that we will include this disclosure in future quarterly filings, beginning with the Company’s Form 10-Q for the quarterly period ended June 30, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Low Interest Rate Environment, page 65

1.	Please provide us proposed disclosure to be included in future periodic filings that further disaggregates insurance product account values for the “greater than 1%” contracts above guaranteed minimum crediting rates (e.g. 1-3%, 3-5%, above 5% etc.).

Response:

As of March 31, 2013, nearly all of the Company’s domestic Financial Services Businesses’ account values with guaranteed minimum crediting rates had a difference of less than 200 basis points (bps) between the interest rates currently being credited to contractholders, and the respective guaranteed minimums. Therefore, assuming no change in facts requiring different disclosure, the Company proposes to include the following presentation of domestic Financial Services Businesses’ account values with guaranteed minimum crediting rates in future quarterly filings:

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

June 07, 2013

Account Values with Current Crediting Rates:
	At guaranteed minimum			1 - 49 bps above guaranteed minimum			50 - 99 bps above guaranteed minimum			100 - 150 bps above guaranteed minimum			Greater than 150 bps above guaranteed minimum			Total
($ billions)
Guaranteed Minimum Crediting Rates:
Less than 1%	$	xx		$	xx		$	xx		$	xx		$	xx		$	xx
1% - 1.99%		xx			xx			xx			xx			xx			xx
2% - 3%		xx			xx			xx			xx			xx			xx
Greater than 3%		xx			xx			xx			xx			xx			xx

Total	$	xx		$	xx		$	xx		$	xx		$	xx		$	xx

Percentage of total		xx	%		xx	%		xx	%		xx	%		xx	%		xx	%

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter B. Sayre

Peter B. Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Robert M. Falzon
Susan L. Blount